UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road

Hi-tech Development Zone

Xinyu City, Jiangxi Province

People’s Republic of China

+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Execution of a Letter of Guarantee

In connection with the proposed entry into loan agreements with Bank of Communications (the “Bank”) by Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”), an indirect wholly-owned subsidiary of Planet Image International Limited, a Cayman Islands exempted company (the “Company”), for an aggregate amount of RMB30 million on April 21, 2026, the Company executed a letter of guarantee in favor of the Bank, providing a joint liability guarantee for the obligations of Jiangxi Yibo under each loan and bank acceptance from the Bank, effective from April 21, 2026 through June 20, 2027, until such time as Jiangxi Yibo pays off 100% of the principal and interest under each loan (the “Letter of Guarantee”). The execution of the Letter of Guarantee was approved by the board of directors of the Company.

The foregoing description of the Letter of Guarantee is qualified in its entirety by reference to the full text of the Letter of Guarantee, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit
10.1	English Translation of the Letter of Guarantee issued by Planet Image International Limited in favor of Bank of Communications, dated April 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: April 30, 2026	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

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